7501 Wisconsin Avenue
Suite 1200
Bethesda, MD 20814-6531
www.walkerdunlop.com
Phone: 301/215-5500
Fax: 301/634-2150
Writer’s Direct Number
301-634-2146

January 20, 2012

VIA EDGAR

Mr. Mark Webb

Mr. Michael F. Johnson

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Walker & Dunlop, Inc.
Registration Statement on Form S-3 (File No. 333-178878) Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Walker & Dunlop, Inc. (the “Company”) hereby requests that acceleration of effectiveness of the above-referenced registration statement be granted at 4 p.m. Eastern Time, on Tuesday, January 24, 2012, or as soon as practicable thereafter.  The Company also requests the Securities and Exchange Commission (the “Commission”) to confirm such effective date and time in writing.

In connection with this request for acceleration, the Company acknowledges that:

•                                          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page to follow]

Very truly yours,

Walker & Dunlop, Inc.

		By:	/s/ Richard M. Lucas
		Name:	Richard M. Lucas
		Title:	Executive Vice President, General Counsel & Secretary

cc:	William M. Walker
Deborah A. Wilson
David W. Bonser, Esq.